Exhibit 99.1
Ninetowns Announces Investment in a Partnership to Acquire Real Estate Project in Binzhou, China
BEIJING, Nov. 1, 2011 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (NASDAQ:NINE — News) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today announced that Beijing Ninetowns Ronghe Zhihui Network Software Services Co., Ltd. (“Ninetowns Ronghe Zhihui”), an indirect subsidiary of the Company, has entered into a partnership agreement with Shouchuang Huaxia (Tianjin) Equity Investment Fund Management Co., Ltd. (“Shouchuang Huaxia”) and Shouchuang Caifu Gengyin (Tianjin) Equity Investment Fund Limited Partnership (“Shouchuang Gengyin”). Pursuant to the partnership agreement, Ninetowns Ronghe Zhihui and Shouchuang Gengyin, as the limited partners, and Shouchuang Huaxia, as the general partner, will establish Shouchuang Caifu Ninetowns (Tianjin) Equity Investment Fund Limited Partnership (the “Fund”), which is a limited partnership to be based in Tianjin, China.
The Fund’s total initial subscription amount is expected to be RMB110 million. Shouchuang Gengyin is expected to subscribe for RMB10 million. Shouchuang Huaxia is expected to subscribe for RMB10 million. Ninetowns Ronghe Zhihui is expected to subscribe for a total of RMB90 million, of which RMB53 million, as per Ninetowns Ronghe Zhihui’s obligation, is expected to be contributed to by October 31, 2011 and the remaining RMB37 million, as Ninetowns Ronghe Zhihui’s option but not obligation, is expected to be contributed by Ninetowns Ronghe Zhihui and/or one or more than one of its affiliates designated by Ninetowns Ronghe Zhihui by October 31, 2013.
The Fund intends to acquire 100% of the equity interest in Binzhou Ruichen Real Estate Development Co., Ltd. (the “Project Company”), a limited liability company established in Binzhou, Shandong Province, China. The Fund will provide loans to the Project Company. The Project Company intends to develop a piece of land consisting of approximately 79,139 square meters for residential use located in Binzhou, Shandong Province, China (the “Project”). The land use rights will expire in 70 years. The funding of the Project will be mainly secured by the Project Company through commercial bank loans. The Fund has the right, but not the obligation, to provide further funding to the Project Company.
The Fund intends to grant one of the current shareholders of the Project Company the right to repurchase 100% of the equity interest of the Project Company. This right is exercisable in the next two years.
The Project Company has signed the land grant contract and paid the associated land premium. The land use right certificate is expected to be issued by January 2012.
About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq:NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at www.ninetowns.com/english.

Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts:
Investor Relations (Beijing)
Daisy Wang | IR Manager
daisywang@ninetowns.com
+86-10-65899904
Adam Chaw | Corporate Vice President
Ninetowns Internet Technology Group Company Limited
+86-10-6589-9294
adamchaw@ninetowns.com
Investor Relations (HongKong)
Mahmoud Siddig | Managing Director
Taylor Rafferty
+852-3196-3712
ninetowns@taylor-rafferty.com